TERM SHEET (Related to product supplement no. RN-4a dated November 1, 2007, and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 433 Registration. No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Lesser Index Annual Review Notes Linked to the S&P 500® Index

and the Nikkei 225® Index due December 20, 2010

(the “Notes”)

General

•	The Notes are designed for investors who seek early exit prior to maturity at a premium if both the S&P 500 Index and the Nikkei 225 Index are at or above their Call Levels on any Review Date. If the Notes are not called, investors are protected against up to a 10% decline of either or both Indices on the final Review Date but will lose some or all of their principal if either or both Indices decline by more than 10%. Investors should be willing to forgo interest payments and, if either or both Indices decline, be willing to lose some or all of their principal.

•	The first Review Date, and therefore the earliest call date, is December 15, 2008.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing December 20, 2010.

•	The Notes will be issued in denominations of $50,000.00 and integral multiples of $1,000.00 in excess thereof.

•	The Notes are expected to price on or about November 9, 2007† and are expected to settle on or about November 14, 2007.

Key Terms

Indices:	The S&P 500® Index and the Nikkei 225® Index (each an “Index” and collectively the “Indices”)
Automatic Call:

If the Index closing level for each Index on any Review Date is greater than or equal to the applicable Call Level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable Review Date and Call Premium.

Call Level:

90% of the Initial Index Level for each Index for the first Review Date. 100% of the Initial Index Level for each Index for the second Review Date (if applicable). 100% of the Initial Index Level for the final Review Date (if applicable).

Payment if Called:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium (the “Call Premium”) calculated as follows:

•      at least 20.25%* x $1,000 if called on the first Review Date

•      at least 40.50%* x $1,000 if called on the second Review Date (if applicable)

•      at least 60.75%* x $1,000 if called on the final Review Date (if applicable)

*The actual percentage applicable to the first, second and final Review Dates will be determined on the Pricing Date but will not be less than 20.25%, 40.50%, and 60.75% respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If the Ending Index Level of either Index has declined by up to 10% from its respective Initial Index Level, you will receive the principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond 10%, and your payment per $1,000 principal amount Note will be calculated as follows: $1,000 + [$1,000 x (the Lesser Index Return+10%) x 1.1111]

where the “Lesser Index Return” is the lower of the Index Return for the S&P 500 Index and the Index Return for the Nikkei 225 Index.

Assuming the Notes are not called, you will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Lesser Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

[	Ending Index Value - Initial Index Level Initial Index Level	]

Initial Index Level:	For each Index, the Index closing level on the Pricing Date
Ending Index Level:	For each Index, the Index closing level on the final Review Date
Lesser Performing Index:	The Index with the Lesser Index Return
Pricing Date†:	November 9, 2007
Review Dates††:	December 15, 2008 (First Review Date), December 15, 2009 (Second Review Date), December 15, 2010 (Final Review Date)
Maturity Date:	December 20, 2010
CUSIP:	59018YL66

† The pricing of the Notes is subject to our tax counsel delivering to us their opinion as described under “Tax Treatment.”
†† Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Automatic Call” in the accompanying product supplement no. RN-4a.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-4a, pages S-3 to S-4 of the MTN prospectus supplement and “ Selected Risk Factors” beginning on page TS-6 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. RN-4a and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$
(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $ per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.

(2)	For information with respect to compensation payable to JPMorgan and its affiliates in connection with the sale of the Notes, see “Supplemental Plan of Distribution” in this term sheet.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicense.

“Nikkei 225 Index®” is a service mark of Nikkei, Inc., and has been authorized for use by Merrill Lynch & Co., Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. RN-4a, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan**

The date of this term sheet is November 2, 2007.

**The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Considerations if Investing Assets of an Individual Retirement Account.

Your purchase of a Note in an Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase, (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii), in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. RN-4a and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement RN-4a dated November 1, 2007: http://www.sec.gov/Archives/edgar/data/65100/000119312507232672/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column “Level of Index with Lesser Return Appreciation/Depreciation at Review Date.” For purposes of illustration, the following table assumes that the Index with the lesser return for the entire term of the Notes will be the S&P 500 Index. We make no representation as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the Notes on any Review Date or at maturity. The following table assumes a Call Level equal to 90% of the hypothetical Initial Index Level for the Index with the lesser return, or 1,394.44, for the first Review Date and a Call Level for the second and final Review Dates equal to 100% of the hypothetical Initial Index Level, or 1,549.38, for the Index with the lesser return. The table assumes that the percentages used to calculate the Call Premium applicable to the first, second and final Review Dates are 20.25%, 40.50%, and 60.75%, respectively. The actual percentages will be determined on the Pricing Date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

Level of Index with Lesser Return	Level of Index with Lesser Return Appreciation/Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date (Maturity)
2,788.88	80.00%	20.25%	40.50%	60.75%
2,633.95	70.00%	20.25%	40.50%	60.75%
2,479.01	60.00%	20.25%	40.50%	60.75%
2,324.07	50.00%	20.25%	40.50%	60.75%
2,169.13	40.00%	20.25%	40.50%	60.75%
2,014.19	30.00%	20.25%	40.50%	60.75%
1,859.26	20.00%	20.25%	40.50%	60.75%
1,704.32	10.00%	20.25%	40.50%	60.75%
1,626.85	5.00%	20.25%	40.50%	60.75%
1,549.38	0.00%	20.25%	40.50%	60.75%
1,549.36	-0.001%	20.25%	N/A	0.00%
1,471.91	-5.00%	20.25%	N/A	0.00%
1,394.44	-10.00%	20.25%	N/A	0.00%
1,316.97	-15.00%	N/A	N/A	-5.56%
1,239.50	-20.00%	N/A	N/A	-11.11%
1,084.57	-30.00%	N/A	N/A	-22.22%
929.63	-40.00%	N/A	N/A	-33.33%
774.69	-50.00%	N/A	N/A	-44.44%
619.75	-60.00%	N/A	N/A	-55.56%
464.81	-70.00%	N/A	N/A	-66.67%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1—The level of the Index with the lesser return decreases from the Initial Index Level of 1,549.38 to an Index closing level of 1,471.91 on the first Review Date. Because the Index closing level of the Index with the lesser return on the first Review Date of 1,471.91 is greater than the Call Level of 1,394.44, the Notes are automatically called, and the investor receives a single payment of $1,202.50 per $1,000 principal amount Note.

Example 2—The level of the Index with the lesser return decreases from the Initial Index Level of 1,549.38 to an Index closing level of 1,316.97 on the first Review Date, 1,394.44 on the second Review Date and 1,394.44 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date of 1,316.97 is less than the corresponding Call Level of 1,394.44 and the Index closing level of the Index with the lesser return on each of the other Review Dates (1,394.44 and 1,394.44) is less than the corresponding Call Level of 1,549.38, and (b) the Ending Index Level of the Index with the lesser return has not declined by more than 10% from the Initial Index Level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3—The level of the Index with the lesser return decreases from the Initial Index Level of 1,549.38 to an Index closing level of 1,316.97 on the first Review Date, 1,239.50 on the second Review Date and 1,084.57 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date of 1,316.97 is less than the corresponding Call Level of 1,394.44 and the Index closing level of the Index with the lesser return on each of the other Review Dates (1,239.50 and 1,084.57) is less than the corresponding Call Level of 1,549.38, and (b) the Ending Index Level of the Index with the lesser return is more than 10% below the Initial Index Level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × (-30% + 10%) × 1.1111] = $777.78

Selected Purchase Considerations

Appreciation Potential: If the Index closing level of each Index is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of Note of $1,000 plus: (i) at least* 20.25 × $1,000 if called on the first Review Date; (ii) at least* 40.50 × $1,000 if called on the second Review Date (if applicable); or (iii) at least* 60.75 × $1,000 if called on the final Review Date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*The actual percentage applicable to the Review Dates above will be determined on the Pricing Date but will not be less than 20.25%, 40.50%, and 60.75%, respectively.

Potential Early Exit With Appreciation as a Result of Automatic Call Feature: While the original term of the Notes is just over 3 years, the Notes will be called before maturity if the Index closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

Limited Protection Against Loss: If the Notes are not called and neither Ending Index Level declines by no more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than 10%, for every 1% decline of the Lesser Performing Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Potential for Early Exit and 20.25% Return in Year One, Even if the Index Returns for each Index is Negative on the First Review Date: The Call Level for the first Review Date is set at 90% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,202.50 per $1,000 principal amount Note after the first Review Date, even if the Index closing level for each Index on the first Review Date reflects a decline of up to 10% from its respective Initial Index Level.

Diversification of the Indices: The return on the Notes is linked to the performance of the Lesser Performing Index of either the S&P 500 Index and the Nikkei 225 Index. The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 28, 2007, 427 companies or 85.0% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the “NYSE”); 73 companies or 15.0% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market (the “Nasdaq”); and 0 companies or 0.0% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange (“AMEX”). Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of September 28, 2007 indicated in parentheses: Consumer Discretionary (9.2%); Consumer Staples (9.5%); Energy (11.7%); Financials (19.8%); Health Care (11.6%); Industrials (11.5%); Information Technology (16.2%); Materials (3.2%); Telecommunication Services (3.7%); and Utilities (3.4%). See “The Indices—The S&P 500 Index” in the accompanying product supplement no. RN-4a.

The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the

Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. See “The Indices—The Nikkei 225 Index” in the accompanying product supplement no. RN-4a.

Tax Treatment: You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-4a and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the levels of the Indices for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain United States Federal Income Taxation” in the accompanying product supplement no. RN-4a and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. RN-4a and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the levels of the Indices. Because the levels of the Indices are subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount per unit. If the Notes are not called, you will lose some or all of your investment on the maturity date if the Ending Index Level of the Index with the lesser return declines from the Initial Index Level by more than the buffer amount.

Your return on the Notes at maturity is linked to the Lesser Performing Index

You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are above their respective Call Levels on one of the Review Dates and, if the Notes are not called, your return on the Notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the Notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective Call Level on each Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the Notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets during the term of the Notes.

Your return is limited and the Notes are subject to an automatic early call

Your investment in the Notes will result in a gain if the Index closing level of each Index on any Review Date is greater than or equal to its Call Level on the applicable Review Date. This gain will be limited to the Call Premium applicable to the Review Date on which the Notes are called, regardless of the appreciation of either Index, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

Your return will not reflect the return of a direct investment in the stocks included in the Indices

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Indices, and your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Indices and received the dividends paid on those stocks, if any, because the level of each Index is calculated by reference to the prices of the stocks included in each Index without taking into consideration the value of dividends paid on those stocks.

The Index closing levels of either Index will not be adjusted for changes in exchange rates

The stocks composing the Indices are traded in currencies other than U.S. dollars. The Notes, which are linked to the Indices, are denominated in U.S. dollars. The amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Indices are denominated and therefore the return you receive on the Notes may be adversely affected by changes in the relative value of the U.S. dollar and such other currencies.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. RN-4a, these factors include changes in (i) the level of the Indices, (ii) interest rates, (iii) the volatility of the Indices, (iv) dividend yields on the stocks included in the Indices and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Index closing levels on any Review Date, the Ending Index Level of the Index with the lesser return and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Note and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. RN-4a.

The offering of the Notes may be terminated before the Pricing Date

This term sheet has not been reviewed by our tax counsel, Sidley Austin LLP, and the pricing of the offering of the Notes is subject to delivery by them of an opinion regarding the tax treatment of the Notes as described under “Tax Treatment” above. If our tax counsel does not deliver this opinion prior to the Pricing Date, the offering of the Notes will be terminated.

Historical Information

The following table sets forth the closing level of the S&P 500 Index at the end of each month in the period from January 2002 through October 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24

February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82

March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,420.86

April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37

May	1,067.14	963.59	1,120.68	1,191.50	1,270.09	1,530.62

June	989.82	974.50	1,140.84	1,191.33	1,270.20	1,503.35

July	911.62	990.31	1,101.72	1,234.18	1,276.66	1,455.27

August	916.07	1,008.01	1,104.24	1,220.33	1,303.82	1,473.99

September	815.28	995.97	1,114.58	1,228.81	1,335.85	1,526.75

October	885.76	1,050.71	1,130.20	1,207.01	1,377.94	1,549.38

November	936.31	1,058.20	1,173.82	1,249.48	1,400.63

December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The following graph sets forth the historical performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index.

The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2002 through October 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42

February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43	17,604.12

March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66	17,287.65

April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23	17,400.41

May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33	17,875.75

June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18	18,138.36

July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81	17,963.64

August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76	16,569.09

September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58	16,785.69

October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39	16,737.63

November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33

December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes, or $980 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

If the Notes were sold at the prices specified above as of the date of this term sheet, J.P. Morgan Chase Bank, N.A. or J.P. Morgan Securities Inc. would receive a fee of approximately $20 per $1,000 principal amount of Notes in connection with the sale of the Notes with an offering price of $1,000 per $1,000 principal amount of Notes. ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.